U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

June 6, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”) Securities Act Registration No: 333-62298 Investment Company Registration No: 811-10401 Visium Catalyst Event Driven Fund (S000041128)

Dear Ms. O’Neal-Johnson:

This correspondence is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comment of June 3, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 368 to its registration statement, filed on behalf of its series, Visium Catalyst Event Driven Fund (the “Fund”).  PEA No. 368 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 5, 2013 for the purpose of adding the Fund as a new series of the Trust.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s response to your comment is as follows:

Prospectus – Summary Section – Performance

1.
Staff Comment:  The Staff feels that the description of the conversion of the Visium Catalyst Event Driven Fund, L.P., specifically concerning the termination and distribution of the partnership’s assets prior to contributing such assets to the Fund, does not qualify as a conversion for the continuation of the limited partnership’s performance track record as the performance of the Fund under the guidance of the MassMutual No-Action Letter (1995 SEC No-Act. LEXIS 747 (Sept. 28, 1995), and as such should not be included in the Summary Section as Fund performance.  The Staff notes that the performance track record of the limited partnership may qualify for use as disclosure of separate account performance following the Summary Section, provided that if used as separate account performance, such disclosure should conform to the guidance set forth in the Nicholas-Applegate No-Action letter (1996 SEC No-Act. LEXIS 674 (Aug. 6, 1996).

Response:  The Trust responds by stating supplementally that the Fund’s investment adviser, Visium Asset Management, LP (the “Adviser”), has carefully considered the Staff’s comment and has decided to revise the structure of the transaction whereby the Visium Catalyst Event Driven Fund, L.P. (the “Predecessor Partnership”) will be converted into the Fund to conform more precisely to the guidance of the MassMutual No-Action Letter.  A more traditional structure will be employed in which the Predecessor Partnership will be converted directly into the Fund.  The Trust believes that the revision of the structure of the conversion transaction in the manner described below will address the Staff’s comment and that the conversion will qualify for the continuation of the Predecessor Partnership’s performance history as the performance of the Fund under the guidance of the MassMutual No-Action letter.

The Adviser is the investment adviser of the Predecessor Partnership as well as the Visium Catalyst Event Driven Master Fund, Ltd. (the “Master Fund”), which is the sole investment of the Predecessor Partnership, and will manage investment portfolios of both entities continuously in accordance with their investment objectives until the Predecessor Partnership is converted into the Fund.  The conversion transaction is expected to be tax-free to the Predecessor Partnership’s limited partners.  Prior to the conversion transaction, the Master Fund will deliver assets, in-kind, to the Predecessor Partnership in proportion to its investment in the Master Fund in connection with the Predecessor Partnership’s complete withdrawal from the Master Fund.  On the date of the conversion transaction, which will occur before the Fund commences regular business operations, the Predecessor Partnership will transfer all its assets to the Fund in exchange for shares of the Fund having equivalent value to the assets transferred.  As a result, the Fund will then hold the same portfolio of securities held by the Predecessor Partnership immediately before the conversion transaction (and by the Master Fund immediately before the Predecessor Partnership’s withdrawal therefrom).  Following the transfer of its assets to the Fund, the Predecessor Partnership intends to distribute pro rata to its limited partners the shares received from the Fund in complete liquidation and termination of the Predecessor Partnership.  Such limited partners will be the only shareholders of the Fund immediately following the conversion transaction other than the Adviser (to the extent of a nominal seed capital investment in the Fund).

As in MassMutual, the Fund will be managed in a manner that is in all material respects equivalent to the management of the Predecessor Partnership (for purposes of the remainder of this discussion, the term “Predecessor Partnership” includes the Master Fund).  The investment objective of the Fund is the same as the investment objective for the Predecessor Partnership, the same team of portfolio managers who manage the Predecessor Partnership will serve as portfolio managers for the Fund and the policies and restrictions of the Predecessor Partnership are in all material respects equivalent to those of the Fund.  Addressing an additional key factor raised in the MassMutual No-Action Letter, the Predecessor Partnership was created for purposes entirely unrelated to the establishment of a performance record.  The Predecessor Partnership was formed in 1995 and will have continued in existence for nearly 20 years before converting into the Fund.  The Fund will also comply with the guidance of the MassMutual No-Action Letter by including disclosure to the Fund’s performance history that: (i) the Predecessor Partnership was not registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and, therefore, was not subject to certain investment restrictions imposed on a registered fund by the 1940 Act; and (ii) if the Predecessor Partnership had been registered under the 1940 Act, its performance may have been adversely affected.

As a result of the revision of the structure of the conversion transaction in the manner described above, the Trust believes that the conversion transaction complies with all elements of the guidance of the MassMutual No-Action Letter and that, therefore, the Fund qualifies for the continuation of the Predecessor Partnership’s performance history as the performance of the Fund.  Namely:

•	the Predecessor Partnership will directly transfer all of its assets to the Fund before the Fund commences its regular business operations;
•	the Fund will hold the same portfolio of securities held by the Predecessor Partnership immediately before the conversion transaction;
•	the investment objectives of the Predecessor Partnership and the Fund are the same;
•
the Adviser is and will be the investment adviser of the Predecessor Partnership and the Fund, respectively, and the same team of portfolio managers who managed the Predecessor Fund’s portfolio will manage the Fund’s portfolio;

•	the investment policies, strategies, guidelines, restrictions and management practices of the Fund are, in all material respects, equivalent to those of the Predecessor Partnership; and
•	the Predecessor Partnership predated the organization of the Fund by nearly twenty years and was not created for the purpose of establishing a track record for the Fund.

In addition, the Trust responds by revising the “Performance” disclosure in the Summary Section of the Fund’s prospectus to read as follows:

Performance
The accompanying bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year-to-year and how the Fund’s average annual total returns for 1, 5 and 10 years and since January 1, 2001 compare with those of a broad measure of market performance.  Updated performance information is available at www.visiumfunds.com or by calling the Fund toll-free at 1-855-9VISIUM. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Immediately prior to the commencement of the Fund’s operations on [...], 2013, the Visium Catalyst Event Driven Fund, LP, a limited partnership managed by the Adviser on a fully discretionary basis, converted into the Fund by transferring all of its assets to the Fund in exchange for shares of the Fund.  From its inception through December 31, 2005, Visium Catalyst Event Driven Fund, LP maintained an actively managed portfolio pursuant to an investment objective and policies that were, in all material respects, equivalent to those of the Fund.  From January 1, 2006, through [...], 2013, the sole investment of the Visium Catalyst Event Driven Fund, LP was its shareholder interest in Visium Catalyst Event Driven Master Fund, Ltd., a master fund whose investment objective and policies were, in all material respects, also equivalent to those of the Fund.  Visium Catalyst Event Driven Fund, LP and Visium Catalyst Event Driven Master Fund, Ltd. are referred to collectively below as the “Predecessor Partnership.”

At the time of the conversion of the Predecessor Partnership, its investment portfolio was managed by the same team of portfolio managers who manage the Fund’s investment portfolio.  From January 1, 2001, through the Predecessor Partnership’s conversion into the Fund, the Fund’s portfolio managers served as the portfolio managers of the Predecessor Partnership.  Prior to January 1, 2001, the Fund’s portfolio managers participated in the management of the Predecessor Partnership’s portfolio, serving as assistant portfolio managers and/or research analysts from the Predecessor Partnership’s inception on May 1, 1995.

The Fund’s performance for periods before [...], 2013 is that of the Predecessor Partnership and includes the expenses of the Predecessor Partnership.  The performance includes gains and losses plus income and reinvestment of dividends and interest.  All returns reflect the deduction of all actual fees and expenses, including management fees, administration fees, legal fees, organizational expenses, interest on margin accounts and other indebtedness, borrowing charges on securities sold short, directors’ fees, audit expenses, brokerage commissions and execution costs paid by the Predecessor Partnership, without provision for state or local taxes.  Custodial fees, if any, were included in the Predecessor Partnership’s management fee.  The Predecessor Partnership also charged a 20% performance fee.  However, this 20% performance fee was also subject to a high water mark limitation.  The Fund does not charge a performance fee, nor is its fee subject to a high water mark limitation.  If the annual returns set forth below did not reflect the performance fee for the years the Predecessor Partnership charged a performance fee, the returns shown would have been higher.  The years in which the Predecessor Partnership’s performance fee was subject to the high water mark limitation are noted in the table and chart below.

The financial statements for the Predecessor Partnership were audited for all years that the Predecessor Partnership was in existence (i.e., from its inception on May 1, 1995 through [...], 2013).  The performance returns of the Predecessor Partnership are unaudited and are calculated by the Adviser on a total return basis, including gains or losses plus income, after deducting all fees and expenses incurred, and include reinvested distributions.  The Predecessor Partnership was not registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and was not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected its performance.

The Fund’s performance prior to [...], 2013 is that of the Predecessor Partnership and should not be considered indicative of the Fund’s future performance.  After [...], 2013, the Fund’s performance will be calculated using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Predecessor Partnership.  The Adviser is also a subadviser to two investment companies registered under the 1940 Act.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers